January 27, 2009

VIA EDGAR AND BY FACSIMILE NO. (202) 772-9205

United States Securities and Exchange Commission

100 F St. N.E.

Washington, D.C. 20549

Attn:     Scott Hodgdon, Staff Attorney, Staff Attorney

Re:	IDT Corporation
Preliminary Information Statement
Filed January 20, 2009
File No. 001-16371

Ladies and Gentlemen:

Set forth below are the responses of IDT Corporation (the “Company”) to the information requests set forth in the letter, dated January 26, 2009, of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Company’s Preliminary Information Statement filed on January 20, 2009.

For your convenience, we have reprinted the Staff’s requests below prior to the corresponding Company responses.

General

1. We note in your preliminary information statement that you do not intend to issue fractional shares in connection with your proposed reverse stock split. We also note the recent disclosure in your annual report on Form 10-K filed on October 14, 2008 that you had 304 record holders of your Class B Common Stock and 253 record holders of your Class A Common Stock as of October 6, 2008. Based on your disclosures, it is possible that your proposed transaction may implicate the rules relating to going private transactions. Please advise us of your analysis as to the applicability of Rule 13e-3 under the Securities Exchange Act of 1934 to your proposed reverse stock split and revise your preliminary information statement to either disclose your analysis as to why Rule 13e-3 is not implicated or, alternatively, to provide all additional disclosures required under Rule 13e-3.

IDT Corporation

January 27, 2009

Page Two

Response:

According to Rule 13e-3 of the Securities Exchange Act of 1934, as amended, (the “Act”) a transaction has the effect of “causing any class of equity securities of the issuer which is subject to section 12(g) . . . of the Act to become eligible for termination of registration under Rule 12g-4 . . . .” According to Rule 12g-4, an issuer shall become eligible for termination of registration of a class of securities under section 12(g) if that class is held by less than 300 persons. According to the records of American Stock Transfer & Trust Company, the Company’s transfer agent, as of January 27, 2009 the Company’s Common Stock was held by 251 holders of record (see Exhibit A attached hereto) and the Company’s Class B Common Stock was held by 299 holders of record (see Exhibit B attached hereto). For this reason, Rule 13e-3 is not implicated by the reverse stock split proposed by the Company’s preliminary information statement.

We propose adding the following language to our definitive information statement, which we hope to file on or before January 30, 2009. “Our Board does not intend for the Reverse Stock Split to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.”

Finally, we would like to highlight the reason for the reverse stock split, as set forth in our preliminary information statement:

On September 30, 2008 and October 8, 2008, the Company received notices from the NYSE that it was no longer in compliance with the market capitalization threshold and the $1.00 minimum price requirement, respectively, required for continued listing. The Company submitted to the NYSE a plan intended to achieve compliance within the market capitalization threshold during the 18-month time period specified by the NYSE rules. In a letter dated December 19, 2008, the NYSE informed IDT that it had accepted IDT’s business plan submission to regain compliance by March 2010. The continued listing is subject to quarterly reviews of IDT’s progress toward satisfying the interim goals and milestones outlined in IDT’s NYSE submission. Failure of IDT to meet these interim objectives would result in IDT being subject to NYSE trading suspension.

Subject to the outcome of the quarterly reviews by the NYSE, the Company has until April 8, 2009 for both its Common Stock and Class B Common Stock to meet the NYSE’s requirement that each class have a $1.00 closing price on April 8, 2009 and that each class achieve a $1.00 average closing price over the preceding thirty trading days in order to avoid suspension and delisting.

****

IDT Corporation

January 27, 2009

Page Three

For this reason, we respectfully request that you respond to us on or before January 30, 2009, so that the definitive information statement can be filed in a timely manner and the reverse stock split will take effect before the thirty trading day measuring period commences.

Thank you for your assistance in this matter. Please feel free to call me at 973-438-4466 if you have any questions about this matter.

Respectfully submitted,

IDT Corporation

By:	/s/ Joyce Mason
Joyce Mason
Executive Vice President, General Counsel and Secretary

cc:	James A. Courter, Chief Executive Officer

EXHIBIT A

American Stock Transfer
& Trust Company

LIST OF SHAREHOLDERS

IDT CORPORATION (08023)

Report Summary
Report Date:	01/27/2009
Share Dating:	Current Date (01/27/2009)
Share Types:	Cert + DR

Total Accounts in Report:	251

Total Cert Shares:	27,732,360.000
Total DR Shares:	0.000
Total Shares:	27,732,360.000

Account Criteria
Account Status: Date Closed Range:	Open Accounts Only Do Not Limit Currently Closed Accounts By Date Closed
Date Opened Range:	Do Not Limit By Date Opened
Shares Range:	Do Not Limit By Number of Shares
Special Accounts:	Do Not Limit By Special Account Status
Direct Deposit code:	Do Not Limit By Direct Deposit

Report Style
Sorting	Number of Shares (Ascending)
Alternate Address Type:	None (Use Legal)
Closed Accounts Position:	Interleaved with Open Accounts

Items Displayed in Report Detail
Current Account Status:	Not Displayed
Date Opened:	Not Displayed
Date Closed:	Not Displayed
Special Account Code:	Not Displayed
Direct Deposit Status:	Not Displayed
Class Code	Not Displayed
Residence Code:	Not Displayed

EXHIBIT B

American Stock Transfer
& Trust Company

LIST OF SHAREHOLDERS

IDT CORPORATION CLASS B COMMON (11637)

Report Summary
Report Date:	01/27/2009
Share Dating:	Current Date (01/27/2009)
Share Types:	Cert + DR

Total Accounts in Report:	299

Total Cert Shares:	68,724,289.000
Total DR Shares:	0.000
Total Shares:	68,724,289.000

Account Criteria
Account Status:	Open Accounts Only
Date Closed Range:	Do Not Limit Currently Closed Accounts By Date Closed
Date Opened Range:	Do Not Limit By Date Opened
Shares Range:	Do Not Limit By Number of Shares
Special Accounts:	Do Not Limit By Special Account Status
Direct Deposit code:	Do Not Limit By Direct Deposit

Report Style
Sorting	Number of Shares (Ascending)
Alternate Address Type:	None (Use Legal)
Closed Accounts Position:	Interleaved with Open Accounts

Items Displayed in Report Detail
Current Account Status:	Not Displayed
Date Opened:	Not Displayed
Date Closed:	Not Displayed
Special Account Code:	Not Displayed
Direct Deposit Status:	Not Displayed
Class Code	Not Displayed
Residence Code:	Not Displayed